UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ROSCA Finance, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       July 28, 2016

Physical address of issuer
475 Wall Street, Suite 228, Princeton, NJ 08540

Website of issuer
https://app.rosca.io

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
April 6, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$59,909	$33,988
Cash & Cash Equivalents	$6,784	$4,883
Accounts Receivable	$0	$0
Short-term Debt	$0	$3,120
Long-term Debt	$0	$65,571
Revenues/Sales	$1,323	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$67,469	-$35,703

The above reflects the consolidated financials of ROSCA Finance, Inc. and its subsidiary ROSCA Finance LLC.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 2, 2018

ROSCA Finance, Inc.



Up to $600,000 of Crowd Notes

ROSCA Finance, Inc. ("ROSCA Finance", the "Company," "we," "us", or "our"), is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 6, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by April 6, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 6, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://app.rosca.io.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/rosca.finance

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ROSCA Finance, Inc. is a Delaware C-Corporation, formed on July 28, 2016.

The Company is located at 475 Wall Street, Suite 228, Princeton, NJ 08540.

The Company's website is https://app.rosca.io.

Rosca Finance LLC, which operates as a wholly-owned subsidiary of the Company, is a New Jersey limited liability company formed on July 24, 2015.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/rosca.finance and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	April 6, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

There are existing companies in the short-term lending and savings space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company has incurred losses from inception of approximately $103,172 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has had transactions with related parties. During the year and period from inception ended December 31, 2017 and 2016, shareholders advanced funds to the Company for operations. Shareholder advances at December 31, 2017 and 2016 were $65,571 and $0, respectively. These advances were non- interest bearing and were converted into common shares during the year ended December 31, 2017. The Company intends to continue to have shareholders advance funds to the Company for operations, which they plan to convert into common stock in the future. If the Company converts advances into common stock, this will result in a dilution of your stake in the Company. See "Dilution" under "The Offering and the Securities."

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been

registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 82% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
ROSCA Finance provides a short-term savings and cash management solution that allows individuals to build credit while saving money. We have a patent pending community savings platform that allows people to collaborate and help one another save money more efficiently, resolve their short term cash needs, or get rewarded financially by planning ahead, all the while helping them build their credit.

Business Plan
We believe that over time, we can act as a lead-gen source. We collect data on a customer's behavior, transactions, credit/FICO information, geography, and demographics. This is not in our projections, but we currently have data on around 2,100 people now. We feel we are close to a critical mass of a few thousand people before we can monetize this data. If the revenue from this source overtakes the revenue from our fees, we may consider waiving our fees. Another method would be to white-label our product for enterprise use to their members or employees. We are in talks with a few organizations to white-label our product.

The Company's Products and/or Services

Product / Service	Description	Current Market
Short-term savings and cash management solution	Mobile-enhanced and online platform. For each ROSCA you join, you get multiple Give and Get payments based on the date and parameters that are set. Borrowing limits are between $150-$5,000. The Get increment is based on the risk of the ROSCA & interval of time (based on an internal matrix).	Individual consumers looking for alternatives to payday loans, ways to increase their credit score, and ways to save money.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are consumers looking for short-term credit and/or savings. They are also looking to earn an attractive risk-adjusted return.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications
The Company has filed a non-provisional patent applications for Computer-Based Peer-to-Peer Rotating Savings and Lending Allowing for a Revolver-Type Credit System and Method.. The filing of a non-provisional patent application in no way guarantees that the patent will be issued. The application number is 14/807,682.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and

- If the Company raises the Maximum Amount, it will use 9.04% of the proceeds, or $54,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	$ if Target Amount Raised	% if Closing Amount Raised	$ if Closing Amount Raised	% if Maximum Amount Raised	$ if Maximum Amount Raised
Sales and Marketing	60%	$8,325	60%	$105,450	50%	$272,875
Product Development	30%	$4,163	30%	$52,725	40%	$218,300
General Expenses	10%	$1,387	10%	$17,575	10%	$54,575

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Aamer Shahab	Co-Founder and CEO (Nov 2015 – present)	Co-founder, Rosca Finance MD, Banco Santander
Alfonso Pating	Co-Founder and COO (May 2015 – present)	Co-founder, Rosca Finance
Roshan Polepalli	Co-Founder and CMO (August 2017 – present)	Co-founder, CMO, Rosca Finance Co-founder, COO, Disburze Technologies Vice President, Transfast
Joseph Jones	Co-Founder and CTO (July 2016 – present)	Co-founder, CTO - Rosca Finance

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in New Jersey, California, Connecticut, and North Carolina. The company also has an outsourced development team in Taiwan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities (as of December 31, 2017):

Type of security	Amount outstanding	Voting rights	How this security may	Percentage ownership of	Other material terms

			limit, dilute, or qualify the Securities issues pursuant to this Offering	the Company by the holders of such securities prior to the Offering	
Common stock	16,503,667	One vote per share	Not applicable	100%	None.

The Company also has 4,000,000 in unassigned stock options.

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Aamer Shahab, Alfonso Pating.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Aamer Shahab	9,028,454 shares of common stock	54.71%
Alfonso Pating	4,514,228 shares of common stock	27.35%

As of December 31, 2017

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

ROSCA Finance, Inc. ("ROSCA") is a Delaware corporation headquartered in Princeton, New Jersey, that provides a short- term savings and cash management solution that allows individuals to build credit while saving money. The Company has a patent pending community savings platform.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $6,784 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 4, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the year and period from inception ended December 31, 2017 and 2016, shareholders advanced funds to the Company for operations. Shareholder advances at December 31, 2017 and 2016 were $0 and $65,571, respectively. These advances were non- interest bearing and were converted into common shares during the year ended December 31, 2017. The Company intends to continue to have shareholders advance funds to the Company for operations, which they plan to convert into common stock in the future. If the Company converts advances into common stock, this will result in a dilution of your stake in the Company. See "Dilution" above.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aamer Shahab
_____
(Signature)

Aamer Shahab
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aamer Shahab
_____
(Signature)

Aamer Shahab
_____
(Name)

CEO
_____
(Title)

February 2, 2018
_____
(Date)

/s/Alfonso Pating
_____
(Signature)

Alfonso Pating
_____
(Name)

COO
_____
(Title)

February 2, 2018
_____
(Date)

/s/Roshan Polepalli

(Signature)

Roshan Polepalli

(Name)

CMO

(Title)

February 2, 2018

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ROSCA FINANCE, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the year ended December 31, 2017,
and for the period of July 28, 2016 (inception) to December 31, 2016

ROSCA FINANCE, INC.

Year Ended December 31, 2017 and Period From July 28, 2016 (Inception) to December 31, 2016

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of ROSCA Finance, Inc.
c/o Aamer Shahab
475 Wall Street, Suite 228
Princeton, NJ 0854

We have reviewed the accompanying financial statements of ROSCA Finance, Inc. ("the "Company"), which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year and period from July 28, 2016 (inception) ended December 31, 2017 and 2016, respectively, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
January 25, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

ROSCA FINANCE, INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 6,784	$ 4,883
Total current assets	6,784	4,883
Developed software, net	53,125	29,105
Total assets	$ 59,909	$ 33,988
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ -	$ 3,120
Shareholder advances	-	65,571
Total current liabilities	-	68,691
Total liabilities	-	68,691
Commitments & Contingencies	-	-
Stockholders' equity		
Common stock, $0.0001 par value, 15,503,667 and 10,000,000 shares issued and outstanding at December 31, 2017 and 2016	1,550	1,000
Additional paid-in capital	161,531	-
Accumulated deficit	(103,172)	(35,703)
Total stockholders' equity	59,909	(34,703)
Total liabilities and stockholders' equity	$ 59,909	$ 33,988

See accountants' review report and accompanying notes to the financial statements.

ROSCA FINANCE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
For the year and period from July 28, 2016 (inception) ended December 31, 2017 and 2016

	2017	2016
Revenue	$ 1,323	$ -
Operating expenses		
Contract service fees	40,570	-
General and administrative	11,989	24,951
Professional fees	7,752	8,536
Depreciation and amortization	7,016	-
Travel	1,465	2,216
Total operating expenses	68,791	35,703
Net loss Before Income Tax	(67,469)	(35,703)
Provision for Income Tax	-	-
Net loss	$ (67,469)	$ (35,703)

See accountants' review report and accompanying notes to the financial statements.

3

ROSCA FINANCE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the year and period from July 28, 2016 (inception) ended December 31, 2017 and 2016

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at inception, July 28, 2016	-	$ -	$ -	$ -	$ -
Stock issued for cash	10,000,000	1,000			1,000
Net loss				(35,703)	(35,703)
Balance on December 31, 2016	**10,000,000**	**1,000**	**-**	**(35,703)**	**(34,703)**
Conversion of advances	5,503,667	550	161,531		162,081
Net Loss				(67,469)	(67,469)
Balance on December 31, 2017	**15,503,667**	$ **1,550**	$ **161,531**	$ **(103,172)**	$ **59,909**

See accountants' review report and accompanying notes to the financial statements.

4

ROSCA FINANCE, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
For the year and period from July 28, 2016 (inception) ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (67,469)	$ (35,703)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	7,016	-
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(3,120)	3,120
Net cash used by operating activities	(63,573)	(32,583)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(31,036)	(29,105)
Net cash used by investing activities	(31,036)	(29,105)
Cash flows from financing activities		
Funds from shareholder advances	96,510	65,571
Funds for common stock issuances	-	1,000
Net cash provided by financing activities	96,510	66,571
Net decrease in cash and cash equivalents	1,901	4,883
Cash and cash equivalents, beginning	4,883	-
Cash and cash equivalents, ending	$ 6,784	$ 4,883
Non-cash Financing Activities:		
Shareholder advances converted to stock	$ 65,571	$ -
Supplemental:		
Cash paid for taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ROSCA Finance, Inc. ("ROSCA") is a Delaware corporation headquartered in Princeton, New Jersey, that provides a short-term savings and cash management solution that allows individuals to build credit while saving money. The Company has a patent pending community savings platform.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its wholly-owned subsidiary, ROSCA Finance, LLC ("the Subsidiary"; together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ROSCA and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $20,758 and $0 in advertising costs, respectively, recorded under the heading 'Contract service fees' in the statements of operations.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily records revenue from service fees assessed on lending transactions set up through the Company's online platform. Revenue is recognized at the time service fees are assessed.

Developed Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company currently has a tax net operating loss (NOL) of $103,172 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 25, 2018, the date these financial statements were available to be issued.

During the subsequent period shareholders advanced an additional $9,000 to the Company to be used in general operations. These advances are non-interest bearing and will be converted in common shares of the Company upon successful round of financing.

NOTE 2 – DEVELOPED SOFTWARE, NET

Intangible assets consist of the following at December 31:

	2017	2016
Software	$ 60,141	$ 29,105
Accumulated amortization	(7,016)	-
Developed software, net	$ 53,125	$ 29,105

Amortization expense for the year and period from inception ended December 31, 2017 and 2016, was $7,016 and $0, respectively.

NOTE 3 – COMMON STOCK

The Company has 15,503,667, $.0001 par value shares of common stock outstanding at December 31, 2017.

During the period from inception ending December 31, 2016, the Company issued 10,000,000 shares for $1,000 in cash. These shares vest 25% upon grant date with the remainder vesting ratably over four years. At December 31, 2017 and 2016, the total number of vested common shares outstanding was 5,156,250 and 3,281,250, respectively.

During the year ending December 31, 2017, the Company issued 5,503,667 shares for the conversion of $165,110 in shareholder advance. These common shares are fully vested upon conversion.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $103,172 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTIES

During the year and period from inception ended December 31, 2017 and 2016, shareholders advanced funds to the Company for operations. Shareholder advances at December 31, 2017 and 2016 were $0 and $65,571, respectively. These advances were non-interest bearing and were converted into common shares during the year ended December 31, 2017.

The Company wholly owns a subsidiary, ROSCA Finance, LLC. All intercompany transactions were eliminated as part of consolidation.

NOTE 6 – STOCK OPTIONS

The Company has 5,000,000 stock options authorized for the purchase of common shares. A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at Inception	-	-	-
Granted	-	-	-
Expired	-	-	-
Exercised	-	-	-
Outstanding December 31, 2016	-	-	-
Granted	1,000,000	$ 0.03	10
Expired	-	-	
Exercised	-	-	
Outstanding December 31, 2017	1,000,000	$ 0.03	10

Outstanding options vest 25% 12 months from the grant date with the remaining 75% vesting evenly over remaining 36 months.

EXHIBIT C
PDF of SI Website



ROSCA Finance

Financial platform that allows users to improve their credit score through borrowing, saving, and investing with friends and peers. Edit Profile

$500	$4,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

ROSCA Finance is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by ROSCA Finance without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Transaction Volume Since Launch

$269,000+

MoM User Growth

50%+

> Partnered with 2 of the 3 major US credit bureaus (Equifax and Transunion)

> Patent filed and pending on ROSCA Finance business methodology.

> Strong financial background: CEO was a Managing Director at Banco Santander/Franklin Templeton and COO was a Director of Corporate Strategy at Banco Santander.

> Summer 2017 Google GSV accelerator graduate and 2016 VentureOut Fintech graduate.

> Round Size: US $600,000

> Raise Description: Seed



> Minimum Investment: US $500 per investor
> Security Type: Crowd Note
> Valuation Cap: US $4,000,000
> Target Minimum Raise Amount: US $200,000
> Offering Type: Side by Side Offering

ROSCA Finance empowers consumers to take control of their financial health. We build people-powered financial tools that allow individuals and communities to achieve their financial goals.

The majority of American adults are mired in financial trouble. They are considered highly risky by financial institutions because of having bad (or no) credit history, volatile income, or low income. 57% (138 million) of American adults spend over $97 billion on payday and other high interest loans due to limited access to traditional financial products.

In order to improve the financial future of the underserved consumers, Rosca is building tools to harness the power of community to help people achieve financial independence.

Modern research has shown that saving in groups triples your success rate. This is why we provide a product that allows individuals to build credit while borrowing, saving, and investing money together. We firmly believe that building debt shouldn't be the only way to prove your creditworthiness. Our methodology uses a proprietary cash management algorithm, based on a centuries old savings model called a Rotating Savings and Credit Association (ROSCA), to allow users to build credit while saving for the future.

Born out of the needs of individuals whose financial goals have not been met by the current financial system, Rosca seeks to fill the gap for the hundreds of millions underserved consumers.

Pitch Deck



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Product & Service

By taking the original principles of a Rosca and marrying concepts such as user credit assessments, automated banking, data encryption and more, we have created a patent pending platform that brings this proven, age-old community lending and savings model into the 21st century.

Our platform is accessible to everyone, regardless of their credit worthiness; we do not reject any users based on credit history. Since there is no intermediary between our members, all the monetary benefits stay within the Rosca community. By being a member of Rosca, you get access to accelerated savings, cheaper rates for borrowing, and superior returns on your investment. Our model is highly flexible and is to be used as a cash management and short-term lending and savings tool.

Currently we are developing private roscas that are geared towards businesses and organizations. We believe Rosca can be a great benefit for institutions to provide to their employees and members. We can white label the product to allow for customized branding, and also include benefits such as default protection, higher limits for members, and liquidity to their members.

We envision a future where Rosca is the go-to platform for all the financial needs of an individual. With services including borrowing, saving, investing, bill payments, money transfers, mobile credit history, and access to other financial platforms/products, all powered by you and your community.

Regulatory

Our platform handles all the transactions that flow through the system but we do not touch any of the funds that move. This means that we do not require a license since we are purely a service provider and not a broker/dealer of loans. We also use FICO scores to determine the risk levels of our members. Using the industry standard allows for transparency and immediate applicability for our members. We do not securitize any of our loans for resale.

Traction

Our ability to create communities to help people has been successful. Over the past few months, our membership has grown over 50% MoM and we have achieved over 2,100 sign ups. Our members have saved over $269,000 dollars and we've processed over 5,000 transactions in the process. But we want to grow even faster. We look to increase our growth through the B2B partnerships we are in the process of developing.

What our users are saying

"Saving money was always a challenge for me. Then I found Rosca Finance and I love it. It makes it so easy to save money and I build up my credit score at the same time! Two thumbs up!!" - Amanda; Aurora, CO

"A friend told me about Rosca Finance when I was looking for help to build up my credit score. Now I am telling all my friends to come and join." - Chris; Irvine, CA

"Rosca Finance is an online Tanda with the added benefit that your savings go towards building your credit." - Jose; San Diego, CA

Gallery





Laptop view.

Team Story

57% of Americans are financially unhealthy, not because they are poor, but because they don't spend enough time taking care of their finances, either through negligence or lack of knowledge. This is why Aamer, Alfonso, Joe, and Roshan created Rosca Finance; to improve the financial well being of everyday Americans through a product a that allows them borrow cheaper, save faster, invest smarter, and at the same time improve their credit.

When Alfonso moved back to the US two years ago after living overseas for a decade, he realized he had no credit history. He could barely get a credit card or a loan to buy a car. Luckily he was able to procure a subprime auto loan to start building credit. But for him, the question remained, how do you build credit when you can't get credit and how can u get credit without a credit history?

During that time Aamer and Alfonso, both of whom worked at Banco Santander and have first hand experience working with sub-prime consumer, met up in New York and started talking. Aamer had the brilliant idea of utilizing a Rotating Savings and Credit Association (ROSCA), a very common savings concept used across the globe, to help curb the rampant payday loan industry. This meeting led to the formation of Rosca Finance! They went on to recruit Joe, who has known Alfonso for over 20 years, as the CTO and Roshan, who joined the team via a mutual friend, to head up the marketing efforts.

Rosca's team has extensive experience working for institutions large and small, in both finance and technology, as well as experience as entrepreneurs. A few of the top companies they've worked for are Cisco Systems, IFC, McKinsey & Co, Banco Santander, AIG, PwC, Athenahealth, and Transfast.

Founders and Officers



Aamer Shahab
CEO

Aamer Shahab received his bachelor's degree in a dual degree program from the University of Pennsylvania, graduating with a bachelor degree from the Wharton School and a degree in computer science. He also earned his MBA from the Sloan School of Management at MIT. He was employed at International Finance Corporation (IFC), part of the World Bank Group working to finance technology and telecommunications companies across the World in Europe, Asia, South America and Africa. He later joined Banco Santander to focus on consumer finance and retail banking.



Alfonso Pating
COO

Alfonso attended Penn State University earning his bachelor's degree in Management Science and Information Systems. He also holds an MBA from China Europe International Business School (CEIBS) in Shanghai. In his most recent position, he joined Banco Santander in Madrid, where he was a member of the Strategy and Asia group. During his time there, Alfonso helped establish two consumer-facing joint ventures in China. One was a new chain of retail banks focused on the rural areas in China. The other was a Consumer Finance company, which Alfonso was responsible for establishing. Alfonso stayed on as the Head of Corporate Strategy and the Head of Sales and Marketing and grew the company from 7 employees to over 170 and increased the assets under management to over 200 million USD in two years.



Joseph Jones
CTO

Joseph began his IT career with 18 analog telephone lines coming into his parent's garage. At 16 years old, he had grown a single telephone line hooked to a computer into an Internet Service Provider in Hampton Roads, VA. He decided to sell the company to a larger provider in 1996. Seeking larger projects, he left that provider to work for Cisco Systems in 1999. He then went on to work at a startup Athenahealth and Cisco Sytems on and off over the next 15 years. Starting as a side project in 1999, virginiabeach.com had begun developing into a business, so he decided to make that his full-time focus in 2004. He became well versed in SEO tactics, and he was able to push virginiabeach.com to the top spot behind Google's curated results. In addition to technical aspects of the business, he tripled advertising revenue through closing sales with local companies.



Roshan Polepalli
CMO

Roshan will head up the marketing efforts as he is a seasoned sales and marketing executive, with 15+ years of expertise in product marketing and technology. Most recently worked at Transfast, a global money transfer company and Disburze, a money transfer startup that he co-founded. He has an MBA in marketing management from Pace University and a BA in Psychology from The George Washington University. Built online marketing strategies for companies such as eNews.com (acquired by BN.com), John Wiley & Sons, & SourceMedia.

Key Team Members



Alex Lamb

Technical Marketing Manager

AL

Notable Advisors & Investors



Yee Lee

Advisor, 4x founder with 20+ years product design, coding, & launch experience. PM @ FB



Brian Chin

Advisor, FinTech strategist w/ 25+ year banking experience. Ex-director@Santander, MUFG.

Q&A with the Founder

Q: Please detail your credit bureau partnerships.

ROSCA Finance: Key Partnerships: SynapseFi (3/16), Equifax (9/16 - first credit partner), Transunion, (9/17). SynapseFI allows us to facilitate the money transactions on the platform and provides extra identity security for us. Equifax allows us to show a soft score on the customer's dashboard with no effect on their FICO score (coming soon). We're also able to pull the data from Equifax and Transunion for credit assessments. We are in talks with Experian. We use multiple credit bureaus because credit scores can vary depending on the variables that the bureaus use. One score might be better than another, and it can be important for a customer to view them all when applying for a loan.

Q: Please describe your customer base and the benefits of using your platform.

ROSCA Finance: We currently have around 2,100 signed up users. Over 90% of the members are at the copper level, meaning they are looking to improve their credit. We enable people to increase their credit scores while participating in a community based lending and saving platform. Everyone on the platform gets a credit limit based on their credit score/FICO score. People agree to an amount they want to receive and a contribution when signing up for a rosca. If you make the contributions on time to the rosca, you increase your credit score. If not, you get a hit to your credit score.

Q: How does it work?

ROSCA Finance: There is a mobile-enhanced and online platform. For each rosca you join, you get multiple Gives and 1 Get payment based on the date and parameters that are set. Borrowing limits are between $25 - $100 periodically (weekly, bi-weekly, or monthly). The contribution increments (Gives) are based on the risk of the rosca & interval of time (based on an internal matrix). The average rosca is $100-$125 in size. There are 250+ total roscas created to date. ROI can be 50-80% APR for people in the last positions of the rosca. If people don't pay, we can send it to a collection agency, or damage their credit score. In the case that a person does not pay their part in the rosca at all, we experience an overall loss rate of 58 bps (approximately $1.5K lost to date on our $250K GTV versus the typical 300 bps on credit card defaults). The loss is taken by the person in the later payback positions.

Q: How have you driven MoM growth?

ROSCA Finance: We are optimizing our digital marketing efforts and have on-boarded two new people, one new sales and marketing and one technical marketer. We were able to drive down our CAC from $23 to the sub $10 range at the moment. We are constantly testing a few campaigns. The most efficient has a $5 CAC around search, and we aim to get to this level consistently in the future. It takes three $150 ROSCAS to break even with 1.5% fees generating $1.50-4 per ROSCA.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D – RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $600,000	US $600,000
Offering cap	N/A	US $600,000
Minimum investment	$20,000	US $500
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	4.0%	4.0%
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Company's offering materials for additional details.
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



● General Expenses   ● Product Development
● Sales and Marketing







If Maximum Amount Is Raised

Sales and Marketing
Product Development
General Expenses

Investor Perks

We're offering exclusive perks to investors who participate!

$500 - A Rosca logo hat

$1,000 - Rosca logo hat and t-shirt

PROFILE MENU

Highlights

Overview

Pitch Deck

Product & Service

Team Story

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

SeedInvest

$2,000 - A special "Founding member" mention on the website all current and future Rosca platforms.

$5,000 - "Round Table"* membership in all current and future Rosca platforms.

$10,000 - Access to quarterly Q&A session with co-founders.

$25,000 - Dinner in NY or LA with one of the co-founders (Aamer in NY, Alfonso in LA)

$50,000 - 2 air tickets to LA, dinner with Alfonso and ticket to Disneyland for 2 people

*"Round Table" membership would mean all fees waived and special admin commenting status.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

ROSCA Finance, Inc. ("ROSCA") is a Delaware corporation headquartered in Princeton, New Jersey, that provides a short-term savings and cash management solution that allows individuals to build credit while saving money. The Company has a patent pending community savings platform.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $6,784 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.



There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

Market Size

Despite the US being the largest economy in the world, the majority of Americans are still struggling to finance their day to day lives. 138 million American adults are financially unhealthy, with low credit scores, volatile income, or struggling to make ends meet. And because of the situation, Americans paid over 97 billion dollars in fees and interest for pay day loans and short-term credit in 2016.

Competition

Yahoo Finance also has just launched a savings community based app. This has given us even more validation of our mission and product. Their app is essentially bringing the offline concept online, while our application brings many improvements into the concept, such as building your credit, earning returns, and collection services for missed payments.

We currently view our competitors in three separate segments:

1. Predatory payday loan companies such as LendUp and CashnetUS that charge excessive fees and interest, entrapping consumers in a perpetual debt cycle.

2. Other online savings community platforms like puddle.com, emoneypool.com, and Tanda that solely bring the offline concept online with no real innovation.

3. Marketplace P2P lenders such as Lending Club, SoFi, and Prosper. They provide long-term unsecured loans that don't meet the immediate and short-term cash needs of individuals.

Risks and Disclosures

There are existing companies in the short-term lending and savings space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company has incurred losses from inception of approximately $103,172 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA further notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has had transactions with related parties. During the year and period from inception ended December 31, 2017 and 2016, shareholders advanced funds to the Company for operations. Shareholder advances at December 31, 2017 and 2016 were $65,571 and $0, respectively. These advances were non-interest bearing and were converted into common shares during the year ended December 31, 2017. The Company intends to continue to have shareholders advance funds to the Company for operations, which they plan to convert into common stock in the future. If the Company converts advances into common stock, this will result in a dilution of your stake in the Company. See "Dilution" under "The Offering and the Securities."

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> 📁 Pitch Deck and Overview (2 files)
> 📁 Product or Service (9 files)
> 📁 Financials (2 files)
> 📁 Fundraising Round (3 files)
> 📁 Investor Agreements (1 file)
> 📁 Miscellaneous (1 file)

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Check out the background of our broker-dealer and investment professionals on FINRA's broker/check.

EXHIBIT D
Investor Deck



ROSCA

Investor Info
Seed Round





In 2016, **138 million (57%)** American adults spent over **$173 billion** on fees and interest due to limited access to traditional financial products



Short-Term Credit
33.4%
57.9

Single Payment Credit
22.7%
39.4

Long-term Credit
29.8%
51.7

Payments and Deposit
10.0%
17.3

Other Products
4.0%
6.9

These underserved consumers are people who have **bad credit, volatile income, or are unbanked/underbanked.**

Source: CSFI 2017 Financially Underserved Market Size Study

Rosca's platform uses lending and savings communities and aims to disrupt the **$97 billion dollar Single Payment and Short-term Credit industry**



Single Payment

Storefront Payday
Online Payday
Overdraft
Pawn
RAC

$39.4B

Short-term Credit

Subprime Credit Cards
Retail Credit Cards
Nonbank SMB Loans
Installment Loans
Title Loans
Rent to Own

$57.9B

Total Market Size

Total interest and fees paid in 2016

$97.3B

Our mission is to harness the power of community to help financially unhealthy consumers reach financial independence.

Our communities allow members to borrow cheaply, save faster, and invest through collaboration*



ROSCA
Joseph Jones
Diamond
$550.00
$500.00
$50.00

Anyone can join our community, regardless of their credit history!

Sample 4 person savings community

Period 1	Give $25	Get $100
Period 2	Give $26	Get $104
Period 3	Give $27	Get $108
Period 4	Give $28	Get $112

*Patent Pending: Computer-based peer-to-peer rotating savings and lending allowing for a revolver-type credit system and method US 20160027106 A1

The way to build credit via **saving and investing money**



Increase your FICO score through saving & investing money

Changing the idea that credit is only built by borrowing. Currently members of Equifax and Transunion.



Smartly manage & plan your **cash flows**

Borrow at cheaper rates, save faster, invest and earn higher returns.



(Pending)*

Create **lending and savings communities**

Keep all benefits within your community and triple your success rate of saving.

*Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Rosca earns money via **servicing transactions** on the platform

Level	FICO Range	Limit	Service Fee
Diamond	760 <	$5000	0.5%
Platinum	720-759	$4000	0.6%
Gold	690-719	$3000	0.9%
Silver	640-689	$2000	1.3%
Copper	640 >	$150 - $1000	1.8%

If a member has bad, thin, or no credit history, they start from Copper level with a $150 limit, which increases as they use the Rosca platform.



Forecasted Revenues and Membership Growth
2,000,000
1,500,000
1,000,000
500,000
0
$30,000,000
$20,000,000
$10,000,000
$0
4.3m
300k
12.2m
900k
27.9m
1.8m
Year 1
Year 2
Year 3
Revenues
Members

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Most **members** are copper level because they want to raise their FICO score

Level



Copper
95%

Diamond
2%

Platinum
1%

Gold
1%

Silver
1%

Age



45+
23%

35-45
30%

18-24
12%

25-34
35%

Gender



Female
57%

Male
43%

Over **95%** of our members are looking to rehabilitate their financial health!

Over **5,000 transactions and $269,000 in volume**



Total Sign Ups: 2,100+
MoM Growth: 50%+





Our competition ranges from **savings communities** to **payday lenders**

Tanda- by Yahoo Finance
Yahoo Finance has just launched a savings community based app. As forerunners, this has given us even more validation of our mission and product.

Savings Communities

Offline and online

These solely bring the offline concept online, while our application brings improvements such as building your credit, earning fantastic returns, and collection services for missed payments.

eMoneyPool
ROSCA
SoFi
PROSPER
LendingClub
LendUp
CashNetUSA
Money's on the way

Marketplace Lenders

Long-term lenders for people with better credit

These are long-term, P2P, unsecured loans that don't address the needs of short-term financing.

Payday Loans

High interest predatory loans

These are hyper short-term loans that charge extreme interest rates and fees that cripple the consumers and trap them in a perpetual debt cycle.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Minimal regulatory risk

FICO Based Credit Profile.

Objective risk assessments give consumers a transparent understanding of our risk levels.

No Balance Sheet.

Money does not flow through our accounts, we only facilitate the transactions*. This means that we are not a broker/dealer for loans nor are we liable for the defaults of the members.

No Securitization.

No security registration or transactions so there will be no SEC oversight.



*all ACH transactions are performed through FDIC insured accounts

Future developments: Private Rosca -
A white label solution for **organizations**



Provide a **unique product**

Take advantage of our **proprietary technology**; sit back and allow your members to enjoy the benefits of Rosca.

Create **private roscas** for friends, family, and coworkers

Allow your members to build community networks with the people they trust.

Ability for organizations to **provide liquidity**

Organizations can indirectly fund their employees or members as a benefit.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Future developments - Our product roadmap

Rosca Lending & Savings Communities		**Bukkit** Tool to deliver financial compensation to content creators thru micro transactions from large communities.
Private Label Roscas Enhanced Security (MFA)	Q1-Q2 2018	MVP
Community Management Tools	Q3-Q4 2018	ID Verification Profile Customization
Expanded Product Offering (1:1 or 1:X loans)	Q1-Q2 2019	Mobile App Rewards Program
Expansion of Payment Options (Paypal and Zelle)	Q3-Q4 2019	Multi-currency

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Use of proceeds for the raise

Use of funds

Minimum


General Expenses
10%
Product Dev
30%
Sales & Mktg
60%

Use of funds

Maximum


General Expenses
10%
Product Dev
40%
Sales & Mktg
50%

Team: Deep industry experience & expertise



Aamer Shahab
Co-founder | CEO

Over 25 years of experience in consumer finance, corporate strategy, and more. Dual BS from UPenn and MBA from MIT.



Alfonso Pating
Co-founder | COO

15 years of experience in finance. Established a retail bank and consumer finance company. BS from Penn State and MBA from CEIBS.



Joseph Jones
Co-founder | CTO

Serial entrepreneur with 20 years of production experience with open source software with companies like Cisco and Athenahealth.



Roshan Polepalli
CMO

15+ years of expertise in product marketing and technology. Most recently worked at Disburze, a money transfer startup that he co-founded.



ROSCA

Let's reach financial independence **together**.

EXHIBIT E
Video Transcript

Final ROSCA Script – 11/10/2015

AB
ROSCA Finance-- Borrow, Save, and Invest, On A Single Platform.

AB
Each of us has different financial needs-- and ROSCA Finance is
here for yours. **What is <u>Your</u> Money Mission?**

A
Meet: The Borrower. He needs money for replacement hardware ASAP!

The Planner. He wants plan a huge vacation in six months!

The Investor. She wants to put money to work!

A
Our Borrower, Planner, and Investor have signed on with other
users and chosen a circle that suits their unique Money Mission.

A B

Their financial needs dictate where on the circle they sit!

A B

The number of periods in each circle will match the number of
members – a payout for each member. Each period two things
happen. 1. all members contribute the same amount to the pot and
2. one member will receive the pot.

A B
Member contributions increase each period by the same amount --
the longer you wait, the bigger your pot.
A
The circle payout rotates until all members **GET PAID**.

A B
Create or join as many circles as you like, until you reach your
credit limit.

It's that simple.

A
Get that computer.
Plan that vacation.
Put your money to work.

A B

With ROSCA circles, you can borrow, save, and invest-- whatever will help you complete **YOUR** Money Mission.

A B
Everybody Contributes. Everybody Wins.

A B
To learn more, visit www.roscafinance.com or contact info@roscafinance.com for more details.

B
Meet: The Borrower
A Christmas Tree Salesman. He needs to stock up on inventory for the oncoming Christmas season.

The Planner:
A Small Business Owner who needs to manage cash flows.
A Swimwear Vendor.
Completely sold out of all inventory. Looking to expand business for next summer.

The Investor:
The Investment Company. It wants to put money to work!

B
Our Borrower, Small Business Owner, and Investors have signed on with other users and chosen a circle that suits their unique Money Mission.
B
The circle payout rotates until all members COMPLETE THEIR MISSION.

B
Buy that inventory.
Expand your business.
Earn great returns.